SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LUXOTTICA GROUP S.p.A.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, €0.06 Par Value Per Share,

Granted Pursuant to the Luxottica Group S.p.A. 2001 Stock Option Plan

and the Luxottica Group S.p.A. 2006 Stock Option Plan
(Title of Class of Securities)

55068R202
(CUSIP Number of Class of Securities)

Michael A. Boxer, Esq.

Senior Vice President & General Counsel

Luxottica U.S. Holdings Corp.

44 Harbor Park Drive

Port Washington, New York 11050

(516) 484-3800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Deutsche Bank Trust Company Americas 60 Wall Street New York, New York 10005 (212) 250-9100	David A. Sakowitz, Esq. Winston & Strawn LLP 200 Park Avenue New York, New York 10166 (212) 294-6700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$77,231,000	$4,309.49

*

Calculated solely for purposes of determining the filing fee. This amount assumes that eligible options to purchase 3,740,000 ordinary shares will be tendered for cancellation pursuant to this offer.  The aggregate value of such options was calculated based on the average of the high and low prices reported for the Company’s American Depositary Shares (“ADSs”) on the New York Stock Exchange Composite Tape on May 13, 2009.  Each ADS represents one ordinary share, par value €0.06 per share, of Luxottica Group S.p.A.  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 (prorated for amounts less than US$1 million) of the transaction value. Accordingly, the filing fee is calculated by multiplying the aggregate transaction valuation by 0.00005580.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,309.49	Filing party: Luxottica Group S.p.A.
Form or Registration No.: 005-42470	Date filed: May 15, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☒	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

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This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 15, 2009, relating to an offer (the “Offer to Reassign”) by Luxottica Group S.p.A. (“Luxottica” or the “Company”) to certain of its employees who are resident in the United States to tender certain of their outstanding options to purchase ordinary shares of the Company for cancellation in order to be granted new options on the terms described in the Offer to Reassign Share Options, dated May 15, 2009, filed as Exhibit (a)(1) to the Schedule TO.

Except as amended and supplemented hereby, all terms of the Offer to Reassign and all disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged.

(a)    Material Terms.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

The exercise price per share of each New Performance Option is €15.11, which equals the arithmetic average of the official market price of the Company’s ordinary shares on the Mercato Telematico Azionario della Borsa Italiana S.p.A. during the month ending on June 11, 2009, which is the day prior to the date of grant of the New Performance Options.

The exercise price per share of each New Option is €15.03, which equals the average of the closing market price of the Company’s American Depositary Shares on the New York Stock Exchange for each business day during the 30-day period ending on June 12, 2009, which is the date of grant of the New Options, converted to Euros using the European Central Bank foreign exchange reference rate on such date of €1.00 = US$1.4004.

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)	(8)	Form of email sent by the Company’s Human Resources Department reminding eligible U.S. employees of the expiration of offer.

	(9)	Form of email disclosing exercise price of New Performance Options sent by the Company’s Human Resources Department to eligible U.S. employees.

	(10)	Form of email disclosing exercise price of New Options sent by the Company’s Human Resources Department to eligible U.S. employees.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LUXOTTICA GROUP S.p.A.

By:	/s/ Enrico Cavatorta
Enrico Cavatorta
Chief Financial Officer

Date: June 12, 2009

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Offer to Reassign Share Options, dated May 15, 2009, including Summary Term Sheet.

(a)(2)*	Form of email to be sent to eligible U.S. employees upon commencement of the Offer to Reassign from Andrea Guerra, Chief Executive Officer of Luxottica.

(a)(3)*	Form of email to be sent to eligible U.S. employees upon commencement of the Offer to Reassign from Human Resources Department of Luxottica.

(a)(4)*	Form of Letter to Eligible Option Holders.

(a)(5)*	Form of Election Form.

(a)(6)*	Form of Notice of Withdrawal.

(a)(7)*	Form of Grant Detail Report.

(a)(8)	Form of email sent by the Company’s Human Resources Department reminding eligible U.S. employees of the expiration of offer.

(a)(9)	Form of email disclosing exercise price of New Performance Options sent by the Company’s Human Resources Department to eligible U.S. employees.

(a)(10)	Form of email disclosing exercise price of New Options sent by the Company’s Human Resources Department to eligible U.S. employees.

(d)(1)*

Luxottica Group S.p.A. 2001 Stock Option Plan, incorporated herein by reference to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 15, 2001 (File No. 333-14006).

(d)(2)*

Luxottica Group S.p.A. 2006 Stock Option Plan, incorporated herein by reference to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 30, 2008 (File No. 333-147724).

(d)(3)*	Form of Stock Option Agreement under Luxottica Group S.p.A. 2001 Stock Option Plan.

(d)(4)*	Form of Stock Option Agreement under Luxottica Group S.p.A. 2006 Stock Option Plan.

(d)(5)*

Amended and Restated Deposit Agreement, dated as of March 30, 2006, among Luxottica Group S.p.A., Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, incorporated herein by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on March 29, 2006 (File No. 333-132787).

*              Previously filed with the Schedule TO on May 15, 2009 and incorporated herein by reference.

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